This is Schedule "B" to the Technology Transfer Agreement

executed this 31th day of December, 2006

SFD TECHNOLOGY OWNERSHIP AGREEMENT

This SFD Technology Agreement (the "Agreement") is made effective as of the 31h day of December, 2006 (the "Effective date");

BETWEEN:

GEORGE LISZICASZ, an individual residing in the City of Calgary, in the Province of Alberta (hereinafter referred to as the "Liszicasz")

- and -

ENERGY EXPLORATION TECHNOLOGIES INC. a body corporate, duly continued under the laws of the Province of Alberta, with an office in the City of Calgary, in the Province of Alberta (hereinafter referred to as "NXT")

WHEREAS prior to the Effective date, Liszicasz was the owner of the SFD Technology (being, the theories of quantum physics and engineering which are utilized in the operation of stress field detectors currently used by NXT for the reception, collection and recording of subsurface geological stresses) (the "SFD Technology");

AND WHEREAS Liszicasz has agreed to transfer to NXT, and NXT has agreed to accept from Liszicasz, the SFD Technology pursuant to the Technology Transfer Agreement executed herewith, for use by NXT within its Field of Use;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT, in consideration of the mutual representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1.

Acknowledgment of Interests.  The Parties hereby acknowledge and agree that following the Effective Date and in accordance with the provisions of the Technology Transfer Agreement, NXT owns all right, title and interest in and to the SFD Technology as it may be applied in connection with the exploration for hydrocarbon resources and that Liszicasz retains all right, title and interest in and to the SFD Technology as it may be applied in connection with all other applications (each such application a "Field of Use"). Notwithstanding anything contained in this Agreement or the Technology Transfer Agreement to the contrary, in the event set forth in Schedule "C" to the Technology Transfer Agreement, Liszicasz shall be entitled, upon providing thirty (30) days written notice to NXT, to such relief as is set forth therein.

2.

Confirmation of Rights.  The Parties hereby acknowledge and agree that either Party may utilize (namely, make, use, have made, sell so that it may be used, or license (at any level)) the SFD Technology within their respective Fields of Use provided that if NXT wishes to sell or sublicense the SFD Technology within its Field of Use it will require the prior written consent of Liszicasz (provided that such right does not act to grant either Party the right to practice or otherwise exploit the other Party’s other technologies or intellectual property in connection with the SFD Technology).  For greater certainty, neither Party may, without the prior written consent of the other Party, grant a license to, or otherwise permit, a third party to practice the SFD Technology in connection with a Field of Use of the other Party.

3.

Option to Acquire.  On December 31, 2015 (the "Option Date"), Liszicasz shall have the option to purchase the SFD Technology from NXT in consideration for payment of $10.00 (the "Option").  Notwithstanding the foregoing, the Option may be extinguished as follows:

(a)

if on the Option Date Gross Revenues of NXT are equal to or exceed $500 million, NXT shall have the right to extinguish the Option in consideration for the issuance of 1,000,000 common shares (the "Payout Shares") of NXT to Liszicasz; or

(b)

if on the Option Date Gross Revenues of NXT are less than $500 million, NXT shall have the right to extinguish the Option in consideration for the conversion of all remaining Preferred Shares (if any) held by Liszicasz as at the Option Date.

(c)

I n this Agreement "Gross Revenues" "Gross Revenues" at any point of time means the cumulative, aggregate revenues of the Corporation, earned in the period beginning on January 1, 2007 and ending on the earlier of the last anniversary date subsequent to December 31, 2006 and Expiry Date.  For further certainty, Gross Revenues shall be determined on a consolidated basis with any subsidiaries of the Corporation in accordance with generally accepted accounting principles as reported in the Corporation's annual audited consolidated financial statements and will include the proceeds of sale of assets by the Corporation or its subsidiaries.  In the event that the reporting currency of the Corporation's financial statements are other than in United States dollars, then Gross Revenue shall be the United States dollar equivalent of reported Gross Revenue; determined with reference to the Bank of Canada average daily noon rate for the currency in question for each of the years ended in the period.

For greater certainty, it is the intention of the Parties that the calculation of Gross Revenue in this Article 3 be interpreted and determined expansively such that Liszicasz shall derive the maximum reasonable benefit hereunder.  In the event that the reporting currency of NXT's financial statements are other than in United States dollars, then Gross Revenues shall be the United States dollar equivalent of reported Gross Revenue determined with reference to the Bank of Canada average daily noon rate for the currency in question for each of the years and date in question.

(c)

In order to ensure that any stock-split, subdivision of shares, or share revision treats Liszicasz equitably, in the event that NXT:

(i)

sub-divides, revises or otherwise changes its then outstanding common shares into a greater number of shares;  or

(ii)

consolidates (or reduces or combines) its common shares into a lesser number of shares, then and in each case, the number of Payout Shares payable under this Section 3: (a) hall be adjusted, as appropriate, so that the number Payout Shares relative to the number shares of NXT that are issued and outstanding immediately prior to such event as compared to those as of the effective date of such event is neither proportionately increased nor decreased.  For greater certainty, the adjustments provided for in this Section 3(c) are cumulative and apply (without duplication) to successive events resulting in any adjustments.

4.

Patent Prosecution.  Either Party may prepare and file such applications or other documents as it may consider necessary, acting reasonably, at its sole expense and cost, for the purpose of applying for, prosecuting, obtaining or protecting, any patent, copyright, industrial design or similar registration or any other similar right pertaining to the SFD Technology in any country of the world provided that if either Party wishes to engage in any such filing it will require the prior written consent of the other Party.

5.

Infringement.  The Parties agree to notify each other no later than thirty (30) days after either becomes aware of an infringement or alleged infringement of the SFD Technology by a third party and the Parties shall forthwith consult with a view to reaching an agreement on the course of action to be pursued.  If the Parties are unable to agree upon a course of action then, each of the Parties shall have the right, but not the obligation, to commence legal action against the alleged infringer, provided that they have first provided five (5) days notice to the other Party, and provided that where a Party commences a legal action, the other Party shall have the right, within thirty (30) days of receiving notice that such legal action has been commenced, to join in such action as joint plaintiff, and the Parties shall cooperate and assist in the prosecution of such action, including the giving of affidavits or other evidence as recommended by legal counsel, and the costs of litigation shall be shared equally.  The Parties will share equally all damages or other compensation or reimbursement awarded in respect of any such action.  If, and for so long as only one Party is actively prosecuting an action against an alleged infringer, the other Party shall cooperate and assist such action, including the giving of affidavits or other evidence as recommended by legal counsel, all at the sole cost and expense of the prosecuting party. The prosecuting Party will be entitled to retain for its own use absolutely all damages or other compensation or reimbursement awarded in respect of any such action prosecuted solely by that Party.

6.

Confidentiality.  The Parties acknowledge that the SFD Technology incorporates certain confidential information and hereby covenant and agree to only use such confidential information in the normal course of their respective businesses for their own internal purposes and to not divulge or communicate to any other party any of such information  (except that the Parties will be permitted to disclose such information: (i) as required by law, or (ii) to the extent necessary in connection with their normal business activities, on a confidential basis to their customers, affiliates, agents, contractors and consultants), until such time that such information is generally available to the public, other than as a result of a disclosure by such Party, provided that where any part of such information is generally available to the public, but a compilation of information which includes such part is not generally available to the public, then such compilation shall not be treated as being generally available to the public.

7.

Term and Termination.  This Agreement shall commence as of the Effective Date and shall continue thereafter until the later of: (i) the day upon which the last of the patents or other registrations, if any, obtained in respect of the SFD Technology expire or lapse; or (ii) the day upon which, if at all, Liszicasz acquires the SFD Technology in accordance with Article 3.

8.

Notice.  Under this Agreement if one Party is required or permitted to give notice to another party, such notice shall be deemed given on the first business day following its transmittal by facsimile; or upon receipt when delivered in person of via courier, if the notice was sent to the other party at the address or facsimile number specified below, or at such other address or facsimile number as the party may specify in writing in accordance with this paragraph.

Energy Exploration Technologies, Inc.	Mr. George Liszicasz
1400, 505 Third Street, S.W.	383 Arbour Lake Way, N.W.
Calgary, Alberta	Calgary, Alberta
Canada, T2P 3E6	Canada, T3G 4A2
Fax: (403) 264-6442	Fax: (403) 241-3292

9.

General Terms.

(a)

Waiver.  No delay or omission by a Party hereto to exercise any right or power occurring upon any non-compliance or default by another Party with respect to any of the terms of this Agreement shall impair any such right or power or be construed to be a waiver thereof. The waiver by a Party of any default by another party under this Agreement shall not operate as a waiver of any future default, whether of a like or different nature.

(b)

Governing law & Assignment.  This Agreement shall in all respects be governed by, and construed and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein (without regard to conflicts of laws principles).  This Agreement may only be assigned with the consent of the other party, such consent not to be unreasonably withheld. This Agreement shall enure to the benefit of and be binding upon the parties and their successors.

(c)

Entire Agreement.  Each party to this Agreement acknowledges that this Agreement constitutes the entire agreement of the parties with regard to the subject-matters addressed in this Agreement, that this Agreement supersedes all prior or contemporaneous agreements, discussions, or representations, whether oral or written, with respect to the subject-matter of this Agreement, and that this

Agreement cannot be varied, amended, changed, waived, or discharged except by a writing signed by all Parties.

(d)

Arbitration.  If any dispute or controversy of any kind or nature arises relating to this Agreement or the parties rights or obligations hereunder, the Parties agree that, unless a Party seeks injunctive relief or other equitable remedies, such dispute or controversy will be resolved by negotiation, and where such negotiation does not result in the settlement of the matter within thirty (30) days of such dispute or controversy being raised, by arbitration conducted in accordance with the Arbitration Act (Alberta).  Such arbitration will be held in Calgary, Alberta, before one (1) arbitrator who shall be selected by the mutual agreement of the Parties. If the Parties cannot agree on an arbitrator within ten (10) days of a Party requesting that an arbitrator be appointed, any party may apply to the Court of Queen's Bench of Alberta for the selection of the arbitrator. Any award or determination of the arbitrator shall be final and binding on the parties. The arbitrator shall not, without the written consent of all Parties to the arbitration, retain any expert; and all awards for the payment of money shall include pre-judgment and post-judgment interest in accordance with the Judgment Interest Act (Alberta) with necessary modifications.

(e)

Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Agreement and any prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction.  For any provision severed there will be deemed substituted a like provision to accomplish the intent of the parties as closely as possible to the provision as drafted, as determined by any court or arbitrator having jurisdiction over any relevant proceeding, to the extent permitted by the applicable law.

IN WITNESS WHEREOF THE PARTIES HERETO have caused this Agreement to be signed and delivered by their duly authorized agents, all as of the date stated above.

__c/s__________________________

_c/s__________________________________

Witness to the signature of Mr. Liszicasz

Mr. George Liszicasz

Energy Exploration Technologies Inc.

Per: ___c/s_____________________________